SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                          AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                          (Amendment No. __________) *

                               Genaera Corporation
                               -------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    36867G100
                                    ---------
                                 (CUSIP Number)

                                  May 28, 2003
                                  ------------
              Date of Event which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)
      [x]  Rule 13d-1(c)
      [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------                      --------------------------

CUSIP No.  36867G100                     13G          Page 2 of 13 Pages
--------------------------------                      --------------------------

--------------------------------------------------------------------------------

  1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      Biotechnology Value Fund, L.P.


--------------------------------------------------------------------------------

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [X]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------

  3   SEC USE ONLY


--------------------------------------------------------------------------------

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------

                 5  SOLE VOTING POWER
   NUMBER OF
    SHARES          0
 BENEFICIALLY  -----------------------------------------------------------------
   OWNED BY
     EACH        6  SHARED VOTING POWER
   REPORTING
    PERSON          1,260,000 shares (1)
     WITH
                ----------------------------------------------------------------

                 7  SOLE DISPOSITIVE POWER

                    0
                ----------------------------------------------------------------

                 8  SHARED DISPOSITIVE POWER

                    1,260,000 shares (1)
--------------------------------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,260,000 shares (1)

--------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                            [ ]
--------------------------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      3.2%(1)(2)

--------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------

See attached for footnotes.

--------------------------------                      --------------------------

CUSIP No.  36867G100                     13G          Page 3 of 13 Pages
--------------------------------                      --------------------------

--------------------------------------------------------------------------------

  1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      Biotechnology Value Fund II, L.P.

--------------------------------------------------------------------------------

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [X]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------

  3   SEC USE ONLY


--------------------------------------------------------------------------------

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------

                 5  SOLE VOTING POWER
   NUMBER OF
    SHARES          0
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY
     EACH        6  SHARED VOTING POWER
   REPORTING
    PERSON          798,000 shares (1)
     WITH       ----------------------------------------------------------------

                 7  SOLE DISPOSITIVE POWER

                    0
                ----------------------------------------------------------------

                 8  SHARED DISPOSITIVE POWER

                    798,000 shares (1)
--------------------------------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           798,000 shares (1)

--------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                            [ ]

--------------------------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      2.0%(1)(2)

--------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------


See attached for footnotes.

--------------------------------                      --------------------------

CUSIP No.  36867G100                     13G          Page 4 of 13 Pages
--------------------------------                      --------------------------

--------------------------------------------------------------------------------

  1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      BVF Investments, L.L.C.

--------------------------------------------------------------------------------

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [X]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------

  3   SEC USE ONLY


--------------------------------------------------------------------------------

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------

                 5  SOLE VOTING POWER
   NUMBER OF
    SHARES          0
 BENEFICIALLY  -----------------------------------------------------------------
   OWNED BY
     EACH        6  SHARED VOTING POWER
   REPORTING
    PERSON          1,939,000 shares (1)
     WITH      -----------------------------------------------------------------

                 7  SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------

                 8  SHARED DISPOSITIVE POWER

                    1,939,000 shares (1)
--------------------------------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,939,000  shares (1)

--------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             [ ]

--------------------------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      4.9%(1)(2)

--------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON (See Instructions)

      OO
--------------------------------------------------------------------------------

See attached for footnotes.

--------------------------------                      --------------------------

CUSIP No.  36867G100                     13G          Page 5 of 13 Pages
--------------------------------                      --------------------------

--------------------------------------------------------------------------------

  1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      Investment 10, LLC

--------------------------------------------------------------------------------

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [X]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------

  3   SEC USE ONLY


--------------------------------------------------------------------------------

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
--------------------------------------------------------------------------------

                 5  SOLE VOTING POWER
   NUMBER OF
    SHARES          0
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY
     EACH        6  SHARED VOTING POWER
   REPORTING
    PERSON          203,000 shares(1)
     WITH

                ----------------------------------------------------------------

                 7  SOLE DISPOSITIVE POWER

                    0
                ----------------------------------------------------------------

                 8  SHARED DISPOSITIVE POWER

                    203,000 shares (1)
--------------------------------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           203,000  shares (1)

--------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             [ ]

--------------------------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.5%(1)(2)

--------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON (See Instructions)

      OO
--------------------------------------------------------------------------------

See attached for footnotes.

--------------------------------                      --------------------------

CUSIP No.  36867G100                     13G          Page 6 of 13 Pages
--------------------------------                      --------------------------

--------------------------------------------------------------------------------

  1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      BVF Partners L.P.

--------------------------------------------------------------------------------

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [X]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------

  3   SEC USE ONLY


--------------------------------------------------------------------------------

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------

                 5  SOLE VOTING POWER
   NUMBER OF
    SHARES          0
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY
     EACH        6  SHARED VOTING POWER
   REPORTING
    PERSON          4,200,000 shares (1)
     WITH
                ----------------------------------------------------------------

                 7  SOLE DISPOSITIVE POWER

                    0
                ----------------------------------------------------------------

                 8  SHARED DISPOSITIVE POWER

                    4,200,000  shares (1)
--------------------------------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,200,000 shares (1)

--------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             [ ]

--------------------------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      10.5%(1)(2)

--------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------

See attached for footnotes.

--------------------------------                      --------------------------

CUSIP No.  36867G100                     13G          Page 7 of 13 Pages
--------------------------------                      --------------------------

--------------------------------------------------------------------------------

  1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      BVF Inc.

--------------------------------------------------------------------------------

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [X]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------

  3   SEC USE ONLY


--------------------------------------------------------------------------------

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------

                 5  SOLE VOTING POWER
   NUMBER OF
    SHARES          0
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY
     EACH        6  SHARED VOTING POWER
   REPORTING
    PERSON          4,200,000 shares (1)
     WITH       ----------------------------------------------------------------

                 7  SOLE DISPOSITIVE POWER

                    0
                ----------------------------------------------------------------

                 8  SHARED DISPOSITIVE POWER

                    4,200,000  shares (1)
--------------------------------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,200,000 shares (1)

--------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             [ ]

--------------------------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      10.5%(1)(2)

--------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON (See Instructions)

      CO
--------------------------------------------------------------------------------

See attached for footnotes.

--------------------------------                      --------------------------

CUSIP No.  36867G100                     13G          Page 8 of 13 Pages
--------------------------------                      --------------------------

The following footnotes relate to pages 2 thru 7:

(1) With respect to each Reporting Person, the following securities are held, as follows (See Item 2(a) for defined terms for each entity):

  Security Type      BVF       BVF2    InvestmentInvestment  Partners  BVF Inc.
                                                     10
--------------------------------------------------------------------------------
Series C-1             450        285     693        72       1,500     1,500
Preferred Stock
Series C-2
Preferred Stock        450        285     692        73       1,500     1,500
May Warrants       270,000    171,000  415,500   43,500     900,000   900,000
November Warrants   90,000     57,000  138,500   14,500     300,000   300,000

Series C-1 Preferred Stock and Series C-2 Preferred Stock
---------------------------------------------------------

Each share of the Series C-1 Convertible Preferred Stock, $.001 par value per share (the "Series C-1"), and Series C-2 Convertible Preferred Stock, $.001 par value per share (the "Series C-2"), have voting rights on an as-converted basis with the issuer's common stock, $0.002 par value per share (the "Common Stock"), and is convertible into 1,000 shares of Common Stock (subject to adjustment) (the "Conversion Share Amount") upon the occurrence of certain events. The principal events related to the conversion of the Common Stock are as follows:
(i) at any time prior to November 23, 2004, conversion may take place at the option of the holder, if the average closing bid price of the Common Stock (as quoted on the Nasdaq Small Cap Market, or any other established exchange, national system or automated quotation system on which the Common Stock is listed) over a twenty (20) consecutive Trading Day period is equal to or greater than, with respect to the Series C-1, $3.00 (subject to adjustment), and, with respect to the Series C-2, $4.00 (subject to adjustment); (ii) at any time on or after November 23, 2004, conversion may take place at the option of the holder; and (iii) at any time on or after May 23, 2006, conversion may be required at the option of the issuer. Upon a change of control (as defined in the Certificates of Designations, Preferences and Rights of Series C-1 Preferred Stock and Series C-2 Preferred Stock, as applicable, which are filed as exhibits to the issuer's Form 8-K dated May 28, 2003), the Series C-1 and Series C-2 automatically convert into the Conversion Share Amount or cash equal to $1,000.00 per share plus declared and unpaid dividends, at the election of the holder. Upon the receipt of a notice of redemption, the Series C-1 and Series C-2 may be converted into the Conversion Share Amount at the option of the holder.

May Warrants
------------

The May Warrants may be exercised at any time until expiration on May 23, 2008 for shares of the issuer's Common Stock at an exercise price of $1.37 per share (subject to adjustment). Please refer to the Form of May Warrant, which is filed as an exhibit to the issuer's Form 8-K dated May 28, 2003, for additional terms of the May Warrants.

November Warrants
-----------------

Prior to November 23, 2004, the November Warrants may only be exercised for shares of Common Stock if the holder exercises the warrants on a net exercise basis as provided in Section A(1) of the November Warrants. Under the net exercise provision the value of the underlying Common Stock for which the November Warrants are exercisable is unknown until the actual exercise of the November Warrants. Therefore, if the Reporting Person actually exercises the November Warrants prior to November 23, 2004, it is not possible to determine the exact number of shares that the Reporting Person will receive until the value of the underlying Common Stock is fixed upon exercise. For purposes of this Schedule 13G, the maximum number of shares of Common Stock underlying the November Warrants for each Reporting Person is disclosed even though the Reporting Person will, in fact, receive a lesser number of shares of Common Stock should the November Warrants be exercised on a net exercise basis. Beginning on November 23, 2004 until expiration of the November Warrants on May 23, 2008, the November Warrants may also be exercised for shares of Common Stock by payment of the exercise price of $1.37 (subject to adjustment) as specified in the November Warrants and up to all of the shares of Common Stock underlying the November Warrants for the Reporting Person may be issued. Please refer to the Form of November Warrant, which is filed as an exhibit to the issuer's Form 8-K dated May 28, 2003, for additional terms of the November Warrants.

(2) Percentage calculations are based on 35,666,491 shares of Common Stock outstanding as disclosed in the issuer's Form 10-Q for the three month period ended March 31, 2003 and includes the Conversion Share Amount and the shares of

--------------------------------                      --------------------------

CUSIP No.  36867G100                     13G          Page 9 of 13 Pages
--------------------------------                      --------------------------

Common Stock issuable upon exercise of the May Warrants and the November Warrants held by the Reporting Persons. The percentage calculation does not include an aggregate of 2,000 shares of Series C-1 and Series C-2 held by persons other than the Reporting Persons. Such other shares have voting rights with the Common Stock on an as-converted basis as provided in the Certificates of Designations, Preferences and Rights of Series C-1 Preferred Stock and Series C-2 Preferred Stock, as applicable, which are filed as exhibits to the issuer's Form 8-K dated May 28, 2003.

--------------------------------                      --------------------------

CUSIP No.  36867G100                     13G          Page 10 of 13 Pages
--------------------------------                      --------------------------


Item 1(a). Name of Issuer:

Genaera Corporation


Item 1(b). Address of Issuer's Principal Executive Offices:

      5110 Campus Drive
      Plymouth Meeting, PA 19462


Item 2(a).    Names of Person Filing

This Schedule 13G is being filed on behalf of the following persons* (the "Reporting Persons"):

       (i)     Biotechnology Value Fund, L.P. ("BVF")

       (ii)    Biotechnology Value Fund II, L.P. ("BVF2")

       (iii)   BVF Investments, L.L.C. ("Investments")

       (iv)    Investment 10, L.L.C. ("Investment 10")

       (v)     BVF Partners L.P. ("Partners")

       (vi)    BVF Inc. ("BVF Inc.")


          * Attached as Exhibit 1 is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.



   Item 2(b).     Address of Principal Business Office or, if none, Residence:

              The principal business office of the Reporting Persons comprising the group filing this Schedule 13G is located at 227 West Monroe Street, Suite 4800, Chicago, Illinois, 60606.

   Item 2(c).     Citizenship or Place of Organization:

            BVF:                       a Delaware limited partnership
            BVF2:                      a Delaware limited partnership
            Investments:               a Delaware limited liability
                                       company
            Investment 10:             an Illinois limited liability
                                       company
            Partners:                  a Delaware limited partnership
            BVF Inc.:                  a Delaware corporation

--------------------------------                      --------------------------

CUSIP No.  36867G100                     13G          Page 11 of 13 Pages
--------------------------------                      --------------------------

   Item 2(d).     Title of Class of Securities:

   This Schedule 13G is being filed with respect to the Common Stock, par value
      $.002  per  share  (the  "Common  Stock"),  of  Genaera  Corporation.  The
      Reporting Persons' percentage ownership of Common Stock is based on 35,666,491 shares of Common Stock being outstanding and the underlying shares of Common Stock of the Series C-1 preferred stock, Series C-2 preferred stock and warrants beneficially owned by the Reporting Persons. See the discussion in footnote (1) for a further description of the Series C-1 preferred stock, Series C-2 preferred stock and the warrants.

   Item 2(e).     CUSIP Number:

   36867G100

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(B), or 13d-2(B) or (C) Check Whether the Person Filing is: One of the Following

      Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(c).

Item 4.   Ownership

        The  information in items 1 and 5 through 11 on the cover pages (pp. 2 -
        7) on this Schedule 13G is hereby incorporated by reference.

Item 5.       Ownership of 5 Percent or Less of a Class

           If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following. |_|

Item 6.       Ownership of More than 5 Percent on Behalf of Another Person

           Pursuant to the operating agreement of Investments, Partners is authorized, among other things, to invest funds of Ziff Asset Management, L.P., the majority member of Investments, in shares of the Series C-1, Series C-2 and Warrants described herein and to vote and exercise dispositive power over those securities. Partners and BVF Inc. share voting and dispositive power over the shares of Series C-1, Series C-2 and the Warrants beneficially owned by BVF, BVF2, Investments and those owned by Investment 10, on whose behalf Partners acts as investment manager and, accordingly, Partners and BVF Inc. have beneficial ownership of all of the shares of Series C-1, Series C-2 and Warrants held by such parties.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company

   Inapplicable.

Item 8.  Identification and Classification of Members of the Group

   Inapplicable.

Item 9.  Notice of Dissolution of Group

   Inapplicable.

--------------------------------                      --------------------------

CUSIP No.  36867G100                     13G          Page 12 of 13 Pages
--------------------------------                      --------------------------


Item 10. Certification


  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated June 9, 2003

        BIOTECHNOLOGY VALUE FUND, L.P.

        By: BVF Partners L.P., its general partner

            By: BVF Inc., its general partner

                By: /s/  MARK N. LAMPERT
                    ----------------------------
                    Mark N. Lampert
                    President

        BIOTECHNOLOGY VALUE FUND II, L.P.

        By: BVF Partners L.P., its general partner

            By: BVF Inc., its general partner

                By: /s/  MARK N. LAMPERT
                    ----------------------------
                    Mark N. Lampert
                    President

        BVF INVESTMENTS, L.L.C.

        By: BVF Partners L.P., its manager

            By: BVF Inc., its general partner

                By: /s/  MARK N. LAMPERT
                    ----------------------------
                    Mark N. Lampert
                    President



        INVESTMENT 10, L.L.C.

        By: BVF Partners L.P., its attorney-in-fact

            By: BVF Inc., its general partner

                By: /s/  MARK N. LAMPERT
                    ----------------------------
                    Mark N. Lampert
                    President

        BVF PARTNERS L.P.

        By: BVF Inc., its general partner

                By: /s/  MARK N. LAMPERT
                    ----------------------------
                    Mark N. Lampert
                    President

        BVF INC.

                By: /s/  MARK N. LAMPERT
                    ----------------------------
                    Mark N. Lampert
                    President